UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

 Month of May 2019

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 7, 360 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXHIBIT 99

1.	Stock Exchange announcement dated 1 May 2019 entitled 'Transaction in Own Shares'

2.	Stock Exchange announcement dated 1 & 2 May 2019 entitled 'Macquarie Australia Conference'

3.	Stock Exchange announcement dated 1 & 2 May 2019 entitled 'Macquarie Australia Conference - presentation'

4.	Stock Exchange announcement dated 1 May 2019 entitled 'Total voting rights and issued capital'

5.	Media announcement dated 1 May 2019 entitled 'Rio Tinto supports World Bank launch of Climate-Smart Mining Facility'

6.	Media announcement dated 1 May 2019 entitled 'Rio Tinto moves to Copper renewable electricity at Kennecott'

7.	Stock Exchange announcement dated 2 May 2019 entitled 'Transaction in Own Shares'

8.	Stock Exchange announcement dated 2 May 2019 entitled 'Shareholdings of persons discharging managerial responsibility (PDMR)/Key Management Personnel (KMP)'

9.	Stock Exchange announcement dated 3 May 2019 entitled 'Transaction in Own Shares'

10.	Stock Exchange announcement dated 7 May 2019 entitled 'Transaction in Own Shares'

11.	Stock Exchange announcement dated 8 May 2019 entitled 'Transaction in Own Shares'

12.	Stock Exchange announcement dated 9 May 2019 entitled 'Transaction in Own Shares'

13.	Stock Exchange announcement dated 9 May 2019 entitled 'Rio Tinto Limited annual general meeting address by the chairman'

14.	Stock Exchange announcement dated 9 May 2019 entitled 'Rio Tinto Limited annual general meeting address by the chief executive'

15.	Stock Exchange announcement dated 9 May 2019 entitled 'Rio Tinto Limited annual general meeting presentation slides'

16.	Stock Exchange announcement dated 9 May 2019 entitled 'Appendix 3D Rio Tinto Limited 2019 Buy Back Authorities'

17.	Stock Exchange announcement dated 9 May 2019 entitled 'Appendix 3Z Ann Godbehere'

18.	Stock Exchange announcement dated 10 May 2019 entitled 'Transaction in Own Shares'

19.	Stock Exchange announcement dated 13 May 2019 entitled 'Transaction in Own Shares'

20.	Stock Exchange announcement dated 14 May 2019 entitled 'Transaction in Own Shares'

21.	Stock Exchange announcement dated 14 May 2019 entitled 'Bank of America Merrill Lynch Metals & Mining Conference'

22.	Stock Exchange announcement dated 14 May 2019 entitled 'Bank of America Merrill Lynch Metals & Mining Conference - presentation'

23.	Stock Exchange announcement dated 15 May 2019 entitled 'Transaction in Own Shares'

24.	Stock Exchange announcement dated 16 May 2019 entitled 'Transaction in Own Shares'

25.	Stock Exchange announcement dated 17 May 2019 entitled 'Transaction in Own Shares'

26.	Stock Exchange announcement dated 20 May 2019 entitled 'Transaction in Own Shares'

27.	Stock Exchange announcement dated 21 May 2019 entitled 'Transaction in Own Shares'

28.	Stock Exchange announcement dated 22 May 2019 entitled 'Transaction in Own Shares'

29.	Stock Exchange announcement dated 23 May 2019 entitled 'Transaction in Own Shares'

30.	Stock Exchange announcement dated 24 May 2019 entitled 'Transaction in Own Shares'

31.	Stock Exchange announcement dated 28 May 2019 entitled 'Transaction in Own Shares'

32.	Stock Exchange announcement dated 28 May 2019 entitled 'Publication of Report on Payments to Governments for the year ended 31 December 2018'

33.	Stock Exchange announcement dated 29 May 2019 entitled 'Transaction in Own Shares'

34.	Stock Exchange announcement dated 30 May 2019 entitled 'Transaction in Own Shares'

35.	Stock Exchange announcement dated 31 May 2019 entitled 'Transaction in Own Shares'

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Steve Allen	By	/s/ Steve Allen
Name	Steve Allen	Name	Steve Allen
Title	Company Secretary	Title	Joint Company Secretary

Date	3 June 2019	Date	3 June 2019